Infosys®
POWERED BY INTELLECT
DRIVEN BY VALUES

To,

National Stock Exchange of India Ltd.
Exchange Plaza, Plot No. C/1, G Block,
Bandra Kurla Complex, Bandra (East),
Mumbai – 400 051

Date: August 24, 2018

Dear Sir/Madam,

Sub: Notice of Record Date for issue of Bonus Shares / Stock Dividend

This is to inform you that the Members of the Company through the postal ballot (physical / electronic voting) have approved issue of bonus shares / stock dividend. All resolutions set forth in the postal ballot notice dated July 13, 2018 have been passed with requisite majority on, August 22, 2018.

The Board of Directors have fixed **Wednesday, September 5, 2018** as record date for the purpose of allotment of bonus shares / stock dividend.

The said intimation is also available on the website of the Company www.infosys.com

Request you to kindly take this notice on record and acknowledge.

Thanking You

Yours Sincerely,

For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com